

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Mr. Roger R. Hopkins
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129

  Re: **National Health Investors, Inc.**
      Form 10-K for the year ended December 31, 2009
      File No. 0-10822

Dear Mr. Hopkins:

We have completed our review of the above referenced filing and have no further comments at
this time.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief